January 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Spitz, Michael Henderson, Aisha Adegbuyi and James Lopez

Re: Ethos Technologies Inc.

Registration Statement on Form S-1, as amended (File No. 333-290534)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (“Securities Act”), we, as representatives of the several underwriters (“Representatives”), hereby join in the request of Ethos Technologies Inc. (the “Company”) for the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) so that the Registration Statement will become effective as of 4:00 p.m. Eastern time on January 28, 2026, or as soon thereafter as possible, or at such other time as the Company’s legal counsel, Cooley LLP, may request by telephone to the staff of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as Representatives, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Thank you for your assistance in this matter.

[Signature pages follow]

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC

Goldman Sachs & Co. LLC

By:	/s/ Kelly Galanis
Name:	Kelly Galanis
Title:	Managing Director

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC

J.P. Morgan Securities LLC

By:	/s/ Olivia Sem
Name:	Olivia Sem
Title:	Vice President